

07003150

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landmark Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Cayuga Road
(No. and Street)

Cheektowaga (City) NY (State) 14225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luther Lynn Shelby (314) 348-1702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
FEB 26 2007
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luther Lynn Shelby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landmark Investment Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/FNO

Title

Notary Public

"OFFICIAL SEAL"
MATTHEW J. HARTZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES DECEMBER 7, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Landmark Investment Group, Inc.
(formerly Summit Capital Investment Group, Inc.)

We have audited the accompanying statement of financial condition of Landmark Investment Group, Inc. (formerly Summit Capital Investment Group, Inc.) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landmark Investment Group, Inc. (formerly Summit Capital Investment Group, Inc.) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 31, 2007


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LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$	80,180
Receivables from brokers:			
Profit participation fees	33,842		
Commissions	60,062		93,904
Deposit with clearing broker			51,053
Total assets		**$**	**225,137**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	71,805
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
STOCKHOLDER'S EQUITY (Note 3):		
Common stock, $1 par value; 850 shares authorized, 100 issued and outstanding		100
Additional paid in capital		74,900
Retained earnings		78,332
Total stockholder's equity		153,332
Total liabilities and stockholder's equity	**$**	**225,137**

The accompanying notes are an integral part of this statement.

LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Profit from participation agreement	$	924,907
Commissions		159,766
Interest		708
Total revenues		1,085,381
EXPENSES:		
Clearing charges		421,491
Management fees (Note 2)		355,033
Salaries and related costs		139,149
Commission expense		110,683
General and administrative		58,329
Total expenses		1,084,685
INCOME BEFORE INCOME TAXES		696
INCOME TAX BENEFIT (Note 4)		-
NET INCOME	**$**	**696**

The accompanying notes are an integral part of this statement.

LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings
	Shares	Amount		
BALANCES, December 31, 2005	100	$ 100	$ 74,900	$ 77,636
Net income	-	-	-	696
BALANCES, December 31, 2006	**100**	**$ 100**	**$ 74,900**	**$ 78,332**

The accompanying notes are an integral part of this statement.

LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	696
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables from brokers		9,938
Increase in clearing deposit		(708)
Increase in accounts payable		68,199
Net cash provided by operating activities		78,125
CASH, at beginning of year		2,055
CASH, at end of year	**$**	**80,180**

The accompanying notes are an integral part of this statement.

LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization of Business

Landmark Investment Group, Inc. (formerly Summit Capital Investment Group, Inc.) (the "Company"), a wholly owned subsidiary of Summit Capital Holdings, Inc. (the "Parent"), was incorporated in 2002, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company acts primarily as a participant with another broker-dealer in profits generated from customer transactions. To a lesser extent, the Company also acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with clearing broker, receivables and accounts payable and accrued liabilities are carried at amounts that approximate fair value due to the short-term nature of the instruments.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs operating expenses and provides facilities for the Company in consideration of a management fee. For the year ended December 31, 2006, the Company incurred management fees of $355,033.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $119,490 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.60 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

At December 31, 2006, the Company has an unused net operating loss carryforward of approximately $24,000 for income tax purposes, which expires at various dates through 2025. These net operating loss carryforwards may result in future income tax benefits of approximately $8,800, however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2006 are as follows:

	2006
Deferred tax liabilities	$ -
Deferred tax assets	
Net operating loss carryforward	8,200
Valuation allowance for deferred tax asset	(8,200)
	$ -

The valuation allowance decreased approximately $47,800 for the year ending December 31, 2006.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the even the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing brokers should cease doing business, the Company's deposit and receivables from these clearing brokers could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

LANDMARK INVESTMENT GROUP, INC.
(formerly Summit Capital Investment Group, Inc.)

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Stockholder's equity	$	153,332
DEBIT:		
Nonallowable asset:		
Receivable from broker		33,842
NET CAPITAL		119,490
Minimum requirements of 6-2/3% of aggregate indebtedness of $71,805 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**114,490**
AGGREGATE INDEBTEDNESS:		
Accounts payable	**$**	**71,805**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.60 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2006.

See the accompanying Independent Auditors' Report



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Landmark Investment Group, Inc.
(formerly Summit Capital Investment Group, Inc.)

In planning and performing our audit of the financial statements and supplementary information of Landmark Investment Group, Inc. (formerly Summit Capital Investment Group, Inc.) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Landmark Investment Group, Inc. (formerly Summit Capital Investment Group, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Landmark Investment Group, Inc. (formerly Summit Capital Investment Group, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

In addition, our review indicated that Landmark Investment Group, Inc. (formerly Summit Capital Investment Group, Inc.)was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 31, 2007

END